Exhibit 99.4

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Security Class
123

Holder Account Number

C1234567890 XXX

Fold

Form of Proxy - Annual General Meeting of Shareholders to be held on Friday, May 2, 2025

Notes to Proxy

1. **Every shareholder has the right to appoint a person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein as your proxyholder, please insert the name of your chosen proxyholder in the space provided (see reverse) and follow the instructions provided to register their appointment as proxyholder.**
2. This form of proxy must be signed by the person whose name appears on the form of proxy as the registered shareholder of Canadian National Railway Company ("CN") in order to be deemed valid.
3. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office.
4. This form of proxy should be read in conjunction with the Notice of Annual Meeting of Shareholders and the Management Information Circular in respect of the annual general meeting of shareholders of CN to be held on May 2, 2025 (the "Meeting"). The Notice of Annual Meeting of Shareholders and the Management Information Circular are available on CN's website at www.cn.ca/investors.
5. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder.
6. **The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted "FOR" items 1, 2, 3 and 4 and in favour of management's proposals generally.**

Fold

Proxies submitted must be received by 5:00 p.m. (Eastern Daylight Time) on April 30, 2025.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com.
- **Smartphone?** Scan the QR code to vote now.

To Vote by Mail

- Complete, sign and date the reverse hereof.
- Return this form of proxy in the envelope provided.

To Virtually Attend the Meeting

- You can attend the Meeting virtually by visiting the URL provided on the back of this document.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

Fold

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only voting method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only voting methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this form of proxy. Instead of mailing this form of proxy, you may choose one of the two other voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 123456789012345

021X9C

MR SAM SAMPLE

C1234567890

XXX 123

This Form of Proxy is solicited by and on behalf of management.

Appointment of Proxyholder

I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: Shauneen Bruder, or failing her, Tracy Robinson,

OR

Print the name of the person you are appointing if this person is someone other than the Chair of the Board or the President and Chief Executive Officer of CN.

If you complete the appointment box and appoint a proxyholder other than the Chair of the Board or the President and Chief Executive Officer you MUST go to http://www.computershare.com/CNR and provide Computershare with the name and email address of the person you are appointing by no later than 5:00 p.m. (Eastern Daylight Time) on April 30, 2025. Computershare will use this information ONLY to provide the appointee with a log-in code to gain entry to the virtual Meeting. For additional details, see the section "Voting Procedures, Processes and Restrictions" of the management information circular in respect of the Meeting (the "Information Circular").

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments or variations to the matters identified in the Notice of Meeting and new points properly brought before the Meeting, as the proxyholder sees fit) at the Annual General Meeting of Shareholders of Canadian National Railway Company to be held on Friday, May 2, 2025, at 10:00 a.m. (Eastern Daylight Time), via the Internet at https://meetings.lumiconnect.com/400-836-811-093 and at any adjournment thereof.

The Board of Directors and Management recommend that shareholders **VOTE FOR** items 1, 2, 3 and 4 below:

1. Election of Directors

	For	Against
01. Shauneen Bruder	☐	☐
02. Jo-ann dePass Olsovsky	☐	☐
03. David Freeman	☐	☐
04. Denise Gray	☐	☐
05. Justin M. Howell	☐	☐
06. Susan C. Jones	☐	☐
07. Robert Knight	☐	☐
08. Michel Letellier	☐	☐
09. Margaret A. McKenzie	☐	☐
10. Al Monaco	☐	☐
11. Tracy Robinson	☐	☐

Fold

2. Appointment of Auditors

Appointment of KPMG LLP as auditors.

For ☐ Withhold ☐

3. Non-binding Advisory Vote on Executive Compensation

Non-binding advisory resolution (the full text of which is set out on page 15 of the Information Circular) to accept the approach to executive compensation disclosed in the Information Circular.

For ☐ Against ☐

4. Non-binding Advisory Vote on Climate Action Plan

Non-binding advisory resolution (the full text of which is set out on page 15 of the Information Circular) to accept the Climate Action Plan as disclosed in the Information Circular.

For ☐ Against ☐

Fold

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**
If you are voting on behalf of a corporation you are required to provide your name and designation of office.

Signature(s)

Signing Capacity

Date

DD / MM / YY

To reduce costs and help protect the environment, we no longer send paper copies of CN's annual financial report and related management's discussion and analysis (Annual Report) and CN's quarterly financial reports and related management's discussion and analysis (Quarterly Reports) and Information Circular, unless you tell us that you want to receive them in paper format by checking the appropriate box below. Such documents are available on CN's website at www.cn.ca/en/investors/.

☐ **Annual Report** ☐ **Quarterly Reports** ☐ **Information Circular**

If you do not check a box or do not return this form, we will assume that you do not want to receive a paper copy of the document(s) and prefer to consult them on CN's website or on the internet. You will be required to complete this request on an annual basis.

You can also receive these documents electronically - see reverse for instructions to enroll for electronic delivery.

C N R Q 377855 9 X X A R 1 999999999999

021XAF